May 26, 2005

VIA FACSIMILE
Mr. H. Christopher Owings
Mr. Albert Yarashus
Mr. Robert Babula
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0308
450 Fifth Street, N.W.
Washington, DC 20549-0308

Fax:	202-772-9202
Re:	GREEN MOUNTAIN POWER CORPORATION
Form 10-K for the year ended December 31, 2004 filed March 29, 2005
File No. 1-8291

Dear Messrs. Owings, Yarashus and Babula:

Green Mountain Power Corporation (“GMP” or the “Company”) is providing the following additional information in response to question 17 in your letter dated April 25, 2005 providing GMP with comments with respect to the Company’s Form 10-K for the year ended December 31, 2004.

For your convenience and reference, Staff comment 17 on Form 10-K and our original response are reprinted below in italics.

Note K. Hydro Quebec
17. Tell us how you view the VJO Contract under SFAS no. 133. If you treat as a normal purchase contract, please show us your analysis. We assume from your previous disclosure of the fair market value of “the 9701 agreement” that contract represents a mark-to-market derivative. If our assumption is incorrect, please clarify. Please also tell us how you accounted for the $8 million payment associated with writing the calls that constitute “the 9701 agreement”

RESPONSE:
We describe the VJO Contract in Note K of our 2004 Form 10-K. The contract is a full requirements contracts for use in the normal course of business. In determining the appropriate accounting for the power supply contract with Hydro-Quebec we determined whether the contract met the definition of a derivative under FASB Statement No. 133, including amendments to that statement (collectively referred to as FAS 133). We assessed whether the contract possessed all three of the characteristics required by FAS 133, which include:

1.
It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. We determined that the contract possessed an underlying but not a notional amount. In terms of underlyings there is a defined contract price in which the energy rates escalate at general inflation based on the US Gross National Product Implicit Price Deflator ("GNPIPD") and capacity rates are constant with the potential for small reductions if interest rates decrease below average values set in prior years. System load factors are also defined. In terms of a notional amount, we determined that the notional amount cannot be quantified given the default mechanism as described below.

2.
It requires no initial net investment or an initial net investment that is smaller than would be required for the other types of contracts that would be expected to have a similar response to changes in market factors. The VJO Contract with Hydro-Quebec required no additional investment on our part.

3.
Its terms require or permit net settlement, it can be readily settled net by means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement. We determined that the VJO Contract possessed this characteristic given that the asset in this case, energy and capacity under the power contract, is readily convertible to cash. The New England wholesale power market provides the market mechanism that facilitates net settlement.

Based on our assessment of the three characteristics outlined above, we determined that the VJO Contract does not meet the definition of a derivative under FAS 133 because there is no notional amount. We are obligated to pay for capacity under the terms of the contract, and only for the amount of energy delivered, which is subject to the Vermont Joint Owner aggregate load factor.

The default percentage requires that if the Vermont Joint Owners notify Hydro-Quebec that a delinquent party will cease to have any rights under the contract such rights will be assumed by the remaining Vermont Joint Owners in proportion to their pro-rata share of the delinquent party's obligation. In this case, we would be obligated to pay our pro-rata share of the delinquent party's obligation under the contract, and our obligation under the contract would increase to reflect our pro-rata share of the delinquent party's obligation. The Vermont Joint Owners includes Vermont utilities with varying obligation percentages under the contract. In considering the guidance under DIG Issue A6, although the pro-rata share of output would increase, this does not allow us the ability to quantify the notional amount of the contract.

The 9701 Agreement is a derivative. Based on a VPSB approved accounting order dated April 11, 2001, we record the change in fair value of derivatives as deferred charges or deferred credits on the balance sheet, depending on whether the fair value is an unrealized loss or gain. Because the Company applies this regulatory accounting treatment to such transactions, we do not make a determination as to whether the derivatives qualify as cash flow hedges.

Hydro-Quebec obtained options to purchase certain amounts of energy at VJO Contract energy prices through 2015 in return for an $8 million payment made to GMP by Hydro-Quebec as we disclosed in Note K of Form 10-K. The VPSB issued an accounting order dated December 31, 1996,requiring the Company to reflect the $8 million payment from Hydro-Quebec as revenue during 1997. In accordance with such VPSB Order and SFAS 71, we recorded the $8 million of revenue during 1997.

I discussed the above response with representatives of the Staff on May 11, 2005. As a result of such discussions, GMP provides the following additional information in support of the Company’s conclusion that the VJO contract lacks a notional amount:

•	Hydro-Quebec has the ability to reduce deliveries in the event of drought in Canada even though the contract is for system power.
•	Hydro-Quebec has the ability to exercise three options to reduce the load factor by a specified amount over the life of the contract.
•
Transmission system constraints limit VJO contract deliveries over the Phase I/II line connecting transmission systems between Quebec and Vermont. If the Company schedules VJO contract deliveries over Phase I/II and load is insufficient to meet minimum operating parameters for Phase II, the Company will not receive the power, nor will the Company be allowed to reschedule the power at a future time or be made whole in any other manner.

•	The Company has previously not received energy for a period of approximately two months during an ice storm that struck Quebec during 1998.

If you have questions or require additional information, please contact me (802) 655-8452.

Very truly yours,
Robert J. Griffin
Vice President, CFO, Treasurer and
Principal Accounting Officer

cc:    C. L. Dutton
     D. J. Rendall, Jr.
E. P. Murphy - Hunton & Williams